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June 16, 2017

Via EDGAR and e-mail

Edward P. Bartz
Senior Counsel
 United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, D.C. 20549

Re:	Alaia Market Linked Trust, Series 1-3 Amendment No. 1 to Registration Statement on Form S-6 Filed June 16, 2017 File Nos.: 333-218110 and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on June 16, 2017 Pre-effective Amendment No. 1 to the above-referenced registration statement (the “Amendment”) for Alaia Defined Outcome Solution, Alaia Market Linked Trust, Series 1-3, a series of the Alaia Trust.  The Amendment incorporates responses to the comments transmitted by the Staff in your letter of June 15, 2017 and in subsequent telephone conversations.

We identify in bold the portions of the Staff’s comment to which we are responding in this letter and note in regular type our response.  Page number references in our responses refer to the EDGAR version of the Amendment.

Investment Objective (Page 3)

The first paragraph of this section states that the MSCI EAFE Index is composed of large- and mid-capitalization equities. As of May 31, 2017, the market capitalizations of the companies included in the MSCI EAFE Index ranged from $1 billion to $266 billion. Since a company with a market capitalization of $1 billion is generally considered to be a small capitalization company, please revise this section to state that the Index is composed of large-, mid-, and small-capitalization equities. Please also disclose the risks associated with the MSCI EAFE Index’s small and mid-capitalization constituents in the discussion of the trust’s principal risks.

Edward P. Bartz
U.S. Securities and Exchange Commission
June 16, 2017

We have noted the inclusion of mid- and small-capitalization equities in the MSCI EAFE® Index and also added a related risk factor on page 12 and 32 of the first prospectus and page 9 of the second prospectus.

Principal Investment Strategy – Description of the Reference Asset (Page 8)

The first paragraph of this section describes publicly available information regarding the trust’s Reference Asset, and concludes by stating that “[w]e have not undertaken any independent review or due diligence of such information.” Similar disclosure regarding publicly available information about the Underlying Index appears in the first paragraph of the section labeled “The Underlying Index.” Please explain to us why it is appropriate for the trust to not undertake any independent review or due diligence with regard to information concerning the trust’s Reference Asset and the Underlying Index.

As an adviser with duties under the Investment Advisers Act of 1940, Alaia Trust must undertake its duties with reasonable care. A prudent person could be expected to reasonably rely on the veracity of the public information regarding MSCI. MSCI has been at the forefront of index construction and maintenance for more than 40 years and is market leader with an estimated $11 trillion in assets benchmarked to MSCI indexes. There is a significant amount of available information about MSCI, its indices, and the performance of the indices. Given the history of MSCI, and, in the absence of any red flags that would give rise to a need to undertake further inquiry, it is not necessary for Alaia Trust to undertake special diligence regarding MSCI and its indices and exchange traded funds. We note that, in a different context, the Division of Corporation Finance recommended disclosure along these lines in its April 2012 sample letter sent to financial institutions regarding their structured notes linked to the same underlying reference assets (see: https://www.sec.gov/divisions/corpfin/guidance/structurednote0412.htm).

Fees and Expenses Table (Page 18)

Please provide a completed Fees and Expenses Table for our review as soon as possible.

As noted below, Alaia's intention is to seed the trust immediately following the Staff's review of these responses and the amendment at which time the tables and related blanks will be completed.

************

Edward P. Bartz
U.S. Securities and Exchange Commission
June 16, 2017

As discussed on Thursday, Alaia Trust would like to proceed to seed the UIT on Monday evening. We would appreciate your and your colleagues' prompt attention to this Amendment. As mentioned during our call, this offering raises no novel structuring or disclosure issues.

Please call me at (212) 336-4177 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:          Oscar Loynaz
Paul Koo
Vincent Iannuzzi
Donna Fiorini
Anna T. Pinedo
Kelley A. Howes
Matthew J. Kutner
Lailey Rezai